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United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16
or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2003

PDVSA FINANCE LTD.
(Exact Name of Registrant as Specified in its Charter)

Caledonian Bank & Trust Ltd.
Caledonian House, P.O. Box 1043
George Town, Grand Cayman

Cayman Islands
(Address of Principal Executive Offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒    Form 40-F ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐    No ☒

PDVSA FINANCE LTD.
(A wholly-owned subsidiary of
Petróleos de Venezuela, S. A.—PDVSA)

Financial Statements

December 31, 2002 and 2001

With Independent Auditors' Report Thereon

Independent Auditors' Report

To the Board of Directors and Shareholder of
PDVSA Finance Ltd.:

        We have audited the accompanying balance sheets of PDVSA Finance Ltd. (a wholly-owned subsidiary of Petróleos de Venezuela, S. A.—PDVSA) as of December 31, 2002 and 2001, and the related statements of income, changes in shareholder's equity and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PDVSA Finance Ltd. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with International Financial Reporting Standards.

        International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America, as described in note 2(j) to the financial statements. The application of the latter would have affected the determination of net income expressed in U.S. dollars for the year ended December 31, 2001.

        As discussed in note 2(i) to the financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative instruments to conform with International Accounting Standards IAS 39 (Revised 2000) "Financial Instruments: Recognition and Measurement".

KPMG ALCARAZ CABRERA VÁZQUEZ
/S/ DAVID ARISMENDI N. David Arismendi N. Public Accountant C.P.C. No 3424

Caracas, Venezuela
June 25, 2003

PDVSA FINANCE LTD
(A wholly-owned subsidiary of
Petróleos de Venezuela, S.A.—PDVSA)

Balance Sheets

(In thousands of U.S. dollars)

	December 31,
	2002	2001
Assets
Current assets
Cash and cash equivalents (note 2f)	450,974	35,006
Liquidity account (note 3)	161,125	96,124
Current purchased accounts receivable (includes 266,385 and 365,806 due from affiliates at December 31, 2002 and 2001, respectively) (note 4)	435,944	588,170
Rights to future (ungenerated) purchased accounts receivable (note 4)	3,214,181	3,737,332

Total assets	4,262,224	4,456,632

Liabilities and Shareholder's Equity
Current liabilities
Current portion of long-term debt	351,265	282,308
Accrued interest payable	32,937	35,584
Deferred income	5,962	2,223
Accruals and accounts payable	2,260	1,278
Current income tax payable (note 8)	19,522	15,762
Deferred income tax (note 8)	3,612	4,184

Total current liabilities	415,548	341,339
Long-term liabilities
Long-term debt (note 6)	2,994,826	3,320,092
Cross-currency swap (note 5)	8,742	37,580

Total liabilities	3,419,116	3,699,011
Shareholder's equity
Capital stock (note 9)	200,000	200,000
Additional paid-in capital	300,000	300,000
Retained earnings	343,108	257,621

Total shareholder's equity	843,108	757,621

Total liabilities and shareholder's equity	4,262,224	4,456,632

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD
(A wholly-owned subsidiary of
Petróleos de Venezuela, S.A.—PDVSA)

Statements of Income

(In thousands of U.S. dollars)

	Years ended December 31,
	2002	2001	2000
Revenues
Income from discount of purchased accounts receivable (note 2c)	382,826	354,377	353,949
Other income	3,680	4,230	6,515

Total revenues	386,506	358,607	360,464
Interest expense (note 6)	(276,050)	(252,285)	(255,310)
Foreign exchange (loss) gain (note 2g)	(26,591)	11,744	7,646
Gain (loss) on cross-currency swap (note 5)	28,838	(10,201)	(3,534)
General and administrative expenses (note 7)	(8,266)	(8,723)	(11,691)

Income before income taxes	104,437	99,142	97,575
Income tax expense (note 8)	(18,950)	(17,542)	(17,520)

Net income	85,487	81,600	80,055

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD
(A wholly-owned subsidiary of
Petróleos de Venezuela, S.A.—PDVSA)

Statements of Changes in Shareholder's Equity

Years ended December 31, 2002, 2001 and 2000

(In thousands of U.S. dollars)

	Capital stock	Additional paid-in capital	Retained earnings	Total
Balances at December 31, 1999	200,000	300,000	114,276	614,276
Net income	—	—	80,055	80,055

Balances at December 31, 2000 as originally reported	200,000	300,000	194,331	694,331
Cumulative effect of adopting IAS 39 (note 5)	—	—	(18,310)	(18,310)

Balance at December 31, 2000 as restated	200,000	300,000	176,021	676,021
Net income	—	—	81,600	81,600

Balances at December 31, 2001	200,000	300,000	257,621	757,621
Net income	—	—	85,487	85,487

Balances at December 31, 2002	200,000	300,000	343,108	843,108

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD
(A wholly-owned subsidiary of
Petróleos de Venezuela, S.A.—PDVSA)

Statements of Cash Flows

(In thousands of U.S. dollars)

	Years ended December 31,
	2002	2001	2000
Cash flows from operating activities
Net income	85,487	81,600	80,055
Items not requiring cash
Deferred income tax	(572)	1,780	(1,149)
Unrealized foreign exchange loss (gain)	26,156	(11,744)	(7,646)
(Gain) loss on cross-currency swap	(28,838)	10,201	3,534
Change in assets and liabilities
Uncollected discount on purchased accounts receivable	(72,969)	(84,522)	(48,743)
Accrued interest payable	(2,647)	4,026	(913)
Accruals and accounts payable	982	(2,410)	2,997
Current income tax payable	3,760	(2,136)	5,754

Net cash provided by (used in) operating activities	11,359	(3,205)	33,889

Cash flows from investing activities
Liquidity account	(63,217)	(8,279)	(22,153)
Collection of accounts receivable, net of discounts collected	9,313,556	10,240,623	12,974,605
Purchases of accounts receivable	(8,560,608)	(10,594,933)	(12,953,703)

Net cash provided by (used in) investing activities	689,731	(362,589)	(1,251)

Cash flows from financing activities
Issuance of long-term debt	—	500,000	—
Debt repayments	(285,122)	(99,200)	(74,400)

Net cash (used in) provided by financing activities	(285,122)	400,800	(74,400)
Cash and cash equivalents
Net change for the year	415,968	35,006	(41,762)
At beginning of year	35,006	—	41,762

At end of year	450,974	35,006	—

Supplemental disclosure
Cash paid during the year for
Interest	278,697	248,175	256,223

Income tax	12,799	18,669	14,043

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD
(A wholly-owned subsidiary of
Petróleos de Venezuela, S. A.—PDVSA)

Notes to the Financial Statements

December 31, 2002 and 2001

(In thousands of U.S. dollars)

(1)    Incorporation and Operations

        PDVSA Finance Ltd. (the Company) was incorporated on March 18, 1998 (inception), under the laws of the Cayman Islands, and is a wholly-owned subsidiary of Petróleos de Venezuela, S. A. (PDVSA), the national oil company of the Bolivarian Republic of Venezuela.

        The main objective of the Company is to transact selected financing activities outside the Cayman Islands. The Company's business is limited to the issuance of unsecured debt and the acquisition from PDVSA Petróleo, S. A., together with its predecessor PDVSA Petróleo y Gas, S. A., ("PDVSA Petróleo"), a wholly-owned subsidiary of PDVSA, of certain accounts receivable under the Receivables Purchase Agreement (the RPA) dated April 27, 1998 among the Company, PDVSA and PDVSA Petróleo.

        Pursuant to the terms of the RPA, the Company has the right to purchase from PDVSA Petróleo certain current and future accounts receivable (Eligible Receivables) generated or to be generated from the export from Venezuela of crude oil and refined petroleum products to certain designated customers (Designated Customers). Any Eligible Receivable (including future Eligible Receivables) that is not due and payable when purchased (at the time the purchase price is paid) will be purchased at a discount. The amount of the discount will be determined for each purchased Eligible Receivable by discounting the invoice amount of such Eligible Receivable by a rate equal to the weighted average of the yield of the Company's outstanding indebtedness on the day the price for such Eligible Receivable is paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by the Company in connection with the issuance of debt and the purchase of Eligible Receivables), plus 50 basis points for the period from the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petróleo to the day on which the purchased Eligible Receivable is due from the Designated Customer. PDVSA will guarantee the performance of PDVSA Petróleo of its obligations under the RPA but not payment of any Eligible Receivable purchased by the Company.

        All proceeds received or to be received by the Company from Designated Customers or from any issuance of unsecured debt, including amounts contributed as capital, have been or will be used to purchase current or future Eligible Receivables of Designated Customers from PDVSA Petróleo to service or refinance its existing indebtedness, for general corporate purposes or to pay dividends.

(2)    Significant Accounting Policies

        The following is a summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements:

        (a)    Statement of Compliance

        The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB).

        (b)    Basis of Presentation

        The financial statements are presented in U.S. dollars. They are prepared on the historical cost basis which approximates fair value in the case of cash and cash equivalents, liquidity account, current purchased accounts receivable and rights to future purchased accounts receivable. The cross-currency swap is carried at fair value. Accounting policies, except for the change in accounting policy (refer note 2(i)), are consistent with those used in the previous years.

        (c)    Revenue Recognition

        Revenue from the discount on purchased accounts receivable is recorded as income when earned as described below:

  •
  Discounts on future (ungenerated) purchased accounts receivable, Eligible Receivables of Designated Customers that have not yet been generated by PDVSA Petróleo, are determined by applying the relevant discount rate to the average daily balance of future Eligible Receivables. Such discounts are recorded as income from discount on purchased accounts receivable and future Eligible Receivables.

  •
  Discounts on current purchased accounts receivable, Eligible Receivables of Designated Customers that have been generated by PDVSA Petróleo, are determined by applying the relevant discount rate to the invoice amount of the generated Eligible Receivable based on the number of days from generation until such current Eligible Receivable becomes due and payable from the Designated Customer. The discount relating to the period from generation until such current Eligible Receivable becomes due and payable from the Designated Customer is recorded as income when earned during this period, using the interest method. Any unearned discount at the date of the financial statements is recorded as deferred income.

  •
  The total amount of the discount on each purchased Eligible Receivable (i.e. the total revenue generated by each purchased Eligible Receivable) is determined by discounting the invoice amount of such Eligible Receivable for the period from the day on which the purchased Eligible Receivable is due from the Designated Customer to the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petróleo. The discount rate is equal in each case to the weighted average of the yield of PDVSA Finance's outstanding indebtedness on the day the price for such Eligible Receivable was paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by PDVSA Finance in connection with the issuance of debt and the purchase of Eligible Receivables) plus 50 basis points. At December 31, 2002 and 2001, the discount rate was 8.52%, and 8.46%, respectively.

        (d)    Deferred Income Tax

        The Company defers income tax related to revenue earned but which has not been collected.

        (e)    Use of Estimates

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

        (f)    Cash Flows

        Cash equivalents amounted to US$450,850 and US$34,932 at December 31, 2002 and 2001, respectively. For purposes of the statement of cash flows, the Company considers as cash equivalents all deposits and other cash placements available with original maturities of three months or less.

        (g)    Foreign Currency Transactions

        Transactions in foreign currency are recorded in dollars at the rate of exchange at the dates of the transactions. All assets and liabilities denominated in foreign currencies are translated into dollars at the period-end rates of exchange. Gains or losses from translation of assets and liabilities denominated in foreign currencies are included in the statement of income.

        (h)    Segment Reporting

        The Company operates in one reportable segment of acquiring accounts receivable, which are subject to similar risks and rewards.

        (i)    Adoption of New Accounting Principle—IAS 39

        The Company adopted IAS 39 "Financial Instruments: Recogition and Measurement" effective January 1, 2001. IAS 39 requires that all derivative financial instruments be recorded at fair value on the balance sheet, as either assets or liabilities, with an offset either to shareholder's equity or income depending on the classification of the derivative.

        The Company decided not to adopt hedge accounting and effective January 1, 2001, the derivative financial instrument was recognized in the balance sheet at its fair value, and subsequent changes in its fair value are recorded in the statement of income. As a result of adopting this new accounting principle, the Company recorded a cumulative effect type adjustment of US$(18,310), reducing the balance of retained earnings as of January 1, 2001 (see note 5).

        (j)    Reconciliation to Accounting Principles Generally Accepted in the United States (U.S. GAAP)

        The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). As of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 there are no material differences between U.S. GAAP and IFRS affecting the financial statements, except for the recording of the transition adjustment resulting from adopting IAS 39, which differs from the accounting treatment under U.S. GAAP.

        The reconciliation of reported net income to net income reported under U.S. GAAP for the year ended December 31, 2001 is as follows:

Year ended December 31, 2001
Net income, as reported	81,600
Cumulative effect of adopting new accounting principle for accounting for derivative financial instruments	(18,310)

Net income as reported in accordance with U.S. GAAP	63,290

        The adoption had no effect on the balance sheet nor on cash flows from operating activities (see note 5).

(3)    Liquidity Account

        Under the Fiscal and Paying Agency Agreement (the Fiscal Agency Agreement), dated May 14, 1998, among the Company, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank Luxembourg S. A., as Paying Agent, the Company is required to maintain an account with the Fiscal Agent designated as the "Liquidity Account". Under the terms of the Company's indebtedness, the cash balance and permitted investments standing to the credit of such account at any time shall be at least equal to the sum of the amount of the first payment of scheduled debt service in respect of each and every debt instrument outstanding, provided that if there is more than one payment of debt service scheduled on any given debt instrument within the 30 days immediately succeeding the date of determination, cash and permitted investments equal to the sum of all such amounts scheduled to become due on such debt instrument within such period shall stand to the credit of such account. At December 31, 2002 and 2001, the balance in the Liquidity Account represents cash and time deposits that are permitted investments standing to the credit of such account, including interest earned on such amounts.

(4)    Current and Future Purchased Accounts Receivable

        Under the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA Petróleo. Rights to future (ungenerated) purchased accounts receivable represent the purchase price paid to PDVSA Petróleo for such receivables plus accrued discounts and debt offering costs. Other than in limited circumstances, the Company has no recourse to or claim against PDVSA Petróleo for funds advanced toward payments of Eligible Receivables (see notes 5 and 11). PDVSA Petróleo satisfies its obligations under the RPA by delivering Eligible Receivables of Designated Customers to the Company in the order in which they are first generated by PDVSA Petróleo without regard to any concentration limit by Designated Customers.

(5)    Financial Instruments

        The Company is exposed to concentrations of credit risk primarily as a result of holding current and future purchased accounts receivable and cash equivalents. The Company's cash equivalents are held in money market funds and time deposits currently placed with two financial institutions. Current purchased receivables are dispersed among a broad Designated Customer base primarily in the United States and Canada, and future purchased accounts receivable (to be delivered by PDVSA Petróleo upon generation) represent amounts paid to PDVSA Petróleo on account of future accounts receivable. Amounts paid on account of future (ungenerated) Eligible Receivables of Designated Customers (to be generated by PDVSA Petróleo after receipt of the purchase price) constitute purchases of future (ungenerated) accounts receivable which are satisfied only upon the generation of Eligible Receivables of Designated Customers by PDVSA Petróleo, which without further action are transferred to, and become the property of, the Company. Under certain circumstances, upon PDVSA Petróleo's failure to perform certain of its covenants under the RPA the Company may choose to require PDVSA Petróleo to repurchase all or any of the outstanding accounts receivable (whether current or future). PDVSA Petróleo's performance of its obligations under the RPA is guaranteed by PDVSA. Accordingly, the Company is exposed to PDVSA Petróleo's generation risk, namely its ability to generate the appropriate volume of accounts receivable of Designated Customers, which, in turn, is dependent on numerous factors, including the price of Venezuelan crude oil and refined products, and the demand for and production of Venezuelan crude oil and refined products, and PDVSA's credit risk, insofar as the Company, under certain circumstances, may seek to resell purchased receivables to PDVSA Petróleo. Under the terms of the RPA, absent a failure by PDVSA Petróleo to comply with its covenants, the Company has no recourse against PDVSA Petróleo in the event that a current purchased receivable that was properly generated and meets the eligibility criteria set forth in the RPA, becomes uncollectible. There are no delinquent receivables, and the Company incurred no charge-offs during the years ended December 31, 2002, 2001 and 2000. At December 31, 2002 and 2001, the Company did not consider it necessary to establish or maintain any allowance for potentially uncollectible receivables.

        On January 28, 2000, the Company entered into a cross-currency swap agreement in respect of its Euro 200 million 6.250% notes due 2002 through 2006 issued on April 8, 1999. The agreement provides protection to the Company in respect of interest and principal payments from a possible appreciation of the Euro relative to the U.S. dollar during the terms of the notes. The agreement contains a knock-in provision, which eliminates protection to the Company, in respect of principal payments, above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/Euro exchange rate reaches or exceeds 1.2.

        The cross-currency swap has been recorded at its fair value at December 31, 2002 and 2001. The cross-currency swap does not qualify for hedge accounting treatment under IAS 39 or SFAS No 133, as amended. As a result the Company does not account for this derivative as a hedge contract and changes in the fair value of this derivative subsequent to January 1, 2001 are recorded in the statement of income. On January 1, 2001 the fair value of the cross-currency swap was US$(27,379) and under IAS 39 "Financial Instruments: Recognition and Measurement", the Company recorded an adjustment of US$(18,310), reducing the balance of retained earnings at January 1, 2001 reflecting the change of adopting a new accounting principle. Under SFAS No 133, the Company would record an expense of US$18,310 in the statement of income, reflecting the change of adopting a new accounting principle. The fair value of the cross-currency swap at December 31, 2002 and 2001 was US$(8,742) and US$(37,580), respectively, and the resulting change in the fair value amounted to an unrealized gain of US$28,838 for the year ended December 31, 2002 and an unrealized loss of US$(10,201) for the year ended December 31, 2001, which is recorded in the statement of income. The carrying values of all other financial instruments approximate their fair values except for long-term debt which is disclosed in note 6.

(6)   Long—Term Debt

        Long-term debt is summarized as follows:

	December 31,
	2002	2001
6.450% Notes due 2002 through 2004	250,000	400,000
6.650% Notes due 2004 through 2006	300,000	300,000
6.800% Notes due 2007 through 2008	300,000	300,000
7.400% Notes due 2014 through 2016	400,000	400,000
7.500% Notes due 2027 through 2028	400,000	400,000
8.558% Notes due 2009 through 2013	260,000	260,000
8.750% Notes due 2000 through 2004	127,200	226,400
9.375% Notes due 2004 through 2007	250,000	250,000
9.750% Notes due 2008 through 2010	250,000	250,000
9.950% Notes due 2018 through 2020	100,000	100,000
6.250% Euro denominated Notes due 2002 through 2006	170,891	178,000
10.395% Notes due 2012 through 2014	38,000	38,000
8.500% Notes due 2010 through 2012	500,000	500,000

	3,346,091	3,602,400
Less current portion of long-term debt	(351,265)	(282,308)

Total long-term debt	2,994,826	3,320,092

        Future maturities of long-term debt at December 31, 2002 are as follows:

Year
2004	215,565
2005	323,065
2006	135,696
2007 and thereafter	2,320,500

2,994,826

        On May 14, 1998, the Company issued US$1,800,000 of unsecured notes, with interest rates ranging from 6.45% to 7.50% and due dates ranging from 2002 to 2028. Interest is payable quarterly for each series of such notes.

        On November 10, 1998, the Company incurred US$260,000 of indebtedness through the issuance of its 8.558% fixed rate notes, payable in 20 equal quarterly installments of US$13,000, commencing February 2009. Interest is payable in arrears. The fixed rate notes are redeemable in whole or in part at any time by the Company, at 100% of the principal amount redeemed plus interest accrued through the date of redemption plus a make-whole premium. The notes were purchased at par value by PDV America, Inc. (PDV America), an indirect wholly-owned subsidiary of PDVSA.

        On April 8, 1999, the Company issued US$1,000,000 of unsecured notes, with interest rates ranging from 8.750% to 9.950% and due dates ranging from 2000 to 2020, and Euro 200 million (US$170,891 and US$178,000 as of December 31, 2002 and 2001, respectively) of unsecured notes with an interest rate of 6.250% due 2002 through 2006.

        The US$1,000,000 notes issued on April 8, 1999 were exempt from, or were issued in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. On March 15, 2000, the Company exchanged US$1,000,000 aggregate principal amount of the new notes for an equal aggregate principal amount of old notes. The form and terms of the new notes are the same as the form and terms of the old notes, except that the new notes, because they have been registered under the Securities Act, are not subject to transfer restrictions and will, therefore, not bear legends restricting their transfer. In addition, none of the new notes are entitled to the contingent increase in the interest rate and other rights provided by the registration rights agreement.

        On July 2, 1999, the Company incurred US$38,000 of additional indebtedness through the issuance of a 10.395% fixed rate note to PDV America, payable in eight equal quarterly installments of US$4,750, commencing August 2012. Interest is payable in arrears. The fixed rate note is redeemable in whole or in part at any time by the Company, at 100% of the principal amount redeemed plus interest accrued through the date of redemption plus a make-whole premium. The note was purchased at par value by PDV America.

        On November 16, 2001, the Company issued US$500,000 8.50% unsecured notes, maturing on November 16, 2012. Interest is payable quarterly on February 16, May 16, August 16 and November 16, of each year. The principal is due in equal quarterly installments equal to 11 1/9% of the original principal amount of the notes, beginning November 16, 2010.

        The estimated fair value of the Company's long-term debt, including current portion, at December 31, 2002 and 2001 was US$ 2,868,000 and US$3,338,000, respectively. Fair values were based on a broker quote.

        The Company is subject to covenants that establish, among other things, that the Company will not incur indebtedness unless at the time of such incurrence and after application of the proceeds, the total liabilities to equity ratio shall not be greater than 7 to 1 and that, as of certain dates of determination, the Company will maintain a debt service coverage ratio of at least 4 to 1, and the net proceeds will be applied to fund the Liquidity Account and to purchase additional Eligible Receivables under the RPA.

        The Company is also subject to the following covenants:

  •
  To deliver periodically to the Trustee certain reports relating to the generation of Eligible Receivables by PDVSA Petróleo, the purchase of Receivables by PDVSA Finance and the receipt of Collections on such Purchased Receivables.

  •
  To deliver to the Trustee unaudited quarterly financial statements within 60 days after the last day of the first three quarters of each fiscal year, and

  •
  To deliver to the Trustee annual audited financial statements within 120 days after the last day of each fiscal year.

        The Company has 60 additional days to file the required information with the Trustee before there is an Event of Default under the Indenture.

(7)   Transactions with Shareholder and Affiliated Companies

        PDVSA and certain of its subsidiaries render services to the Company and charge the Company for such services. In connection with the issuance of the unsecured notes in November 2001, the Company incurred offering costs and underwriters' discounts of approximately US$9,000. In accordance with the terms of the RPA, such amounts were recovered from PDVSA Petróleo, S. A.

        Additionally, the Company recovered all the offering costs and underwriters' discounts of approximately US$22,000 incurred in connection with issuance of the unsecured notes in April 1999 from PDVSA Petróleo, S. A. in accordance with the terms of the RPA.

        PDVSA Finance Ltd. purchased Eligible Receivables of US$5,717,425, US$5,766,699 and US$6,757,704 from affiliated companies during the years ended December 31, 2002, 2001 and 2000, respectively.

        Eligible Receivables purchased by the Company under the RPA are serviced, managed, administered and collected by PDVSA Petróleo, acting as Servicer pursuant to the Servicing and Collection Agency Agreement dated as of April 27, 1998 among the Company, PDVSA Petróleo (the Servicer), PDVSA (solely, as Investment Manager) and Citibank, N.A. (the Servicing and Collection Agency Agreement). During the years ended December 31, 2002, 2001 and 2000, the Company incurred US$7,699, US$8,408 and US$10,624, respectively, of fees payable to the Servicer under the Servicing and Collection Agency Agreement. Such amounts are recorded under general and administrative expenses. In addition, during these respective years the Company incurred US$27, US$13 and US$14 of investment management fees payable to PDVSA acting as Investment Manager pursuant to the Investment Management Agreement dated as of April 27, 1998, between the Company and PDVSA (the "Investment Manager").

        As of December 31, 2002 and 2001 the Company accrued expenses of US$2,207 and US$483 due to PDVSA Petróleo and PDVSA, respectively, under the terms of the Servicing and Collection Agency Agreement and the Investment Management Agreement.

(8)   Income Taxes

        The Company is exempt from taxes under the law of the Cayman Islands. As a foreign qualified financial institution, the Company is subject to income tax in Venezuela equivalent to 4.95% of the revenues generated as a result of the purchase of Eligible Receivables of Designated Customers at a discount under the RPA, to the extent such income is deemed to have Venezuelan origin. Income tax expense on revenues earned from discounts on purchased Eligible Receivables (whether already generated or future) which have not been collected are deferred. The deferred income tax liability at December 31, 2002, 2001 and 2000 relates exclusively to such discounts.

        Income tax expense (benefit) comprises the following:

	Year ended December 31,
	2002	2001	2000
Current	19,522	15,762	18,669
Deferred	(572)	1,780	(1,149)

	18,950	17,542	17,520

(9)   Shareholder's Equity

        The authorized share capital of the Company consists of 200 million ordinary shares of US$1.00 par value each, all of which have been issued and fully paid. All outstanding shares are owned by PDVSA.

(10) Commitments and Contingencies

        In addition to the covenants and the events of defaults described in the RPA, there are certain risks and contingencies related to the Company. The ability of the Company to meet its obligations in respect of its indebtedness is dependent on: (1) the ability of PDVSA, operating through PDVSA Petróleo, to generate sufficient Eligible Receivables of Designated Customers, which is in turn dependent upon the existence of demand for PDVSA Petróleo's crude oil and refined petroleum products, (2) any adverse change in the business or financial condition of a Designated Customer that could affect its ability to make timely payments with respect to purchased Eligible Receivables and (3) the continuing ability of the Designated Customers to purchase crude oil and refined petroleum products from PDVSA Petróleo. Neither the Bolivarian Republic of Venezuela, PDVSA and PDVSA Petróleo, nor any of PDVSA's other subsidiaries in any way guarantees payment of the purchased Eligible Receivables.

        An action was filed against PDVSA, PDVSA Petróleo, S.A., PDVSA Finance Ltd. and Citgo Petroleum Corporation on April 11, 2003, in a federal district court in Denver, Colorado. The plaintiff is a U.S. oil and gas exploration and production company that has allegedly entered into an exclusive offshore license agreement with the government of Grenada to explore, develop, produce and market oil and/or natural gas in 4.75 million offshore acres between Grenada and Venezuela. The plaintiff alleges that PDVSA has interrupted and otherwise interfered with its ability to develop and market Granada's oil and natural gas resources in violation of the U.S. antitrust laws. The plaintiff seeks damages in an amount to be established at trial that it believes should exceed US$100,000. To the knowledge of the Company's attorneys, PDVSA, PDVSA Petróleo and PDVSA Finance have not yet been served with process in the case, and if served, they intend to defend the case vigorously. In the opinion of the Company's attorneys there are strong arguments to make that no liability will result. In the opinion of the Company's management the case is without merit and therefore no provision has been made for this contingency in the accompanying financial statements.

(11) Significant Agreements

        The following is a summary of material provisions of the RPA and the Servicing and Collection Agency Agreement:

  (a)
  The Receivables Purchase Agreement

        Pursuant to the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA Petróleo and PDVSA Petróleo sells, without recourse (except as expressly provided therein), to the Company, all its present and future right, title and interest in, to and under Eligible Receivables of Designated Customers generated and to be generated by PDVSA Petróleo, subject in each case to the payment by the Company of the purchase price for such Receivables. Eligible Receivables are purchased in the order in which they are generated. Under the Fiscal Agency Agreement, the Company is required to apply the net proceeds of any indebtedness incurred by it to pay the purchase price for Eligible Receivables purchased under the RPA, service or refinance existing debt or for general corporate purposes (including the funding of the Liquidity Account) as permitted by the Fiscal Agency Agreement. The purchase price of Eligible Receivables is determined by discounting the face value of the purchased Eligible Receivable by the number of days between the purchase date and the day on which the purchased Eligible Receivable is due and payable according to its terms at a rate equal to the weighted average of the yield of the Company's outstanding indebtedness on the day the Company pays the purchase price for the Eligible Receivable to PDVSA Petróleo (as adjusted) plus 50 basis points (see note 2(c)).

  Covenants

        PDVSA Petróleo has agreed, for the benefit of the Company, to cause the monthly average amount of Eligible Receivables of Designated Customers generated by PDVSA Petróleo during any consecutive twelve-month period (except as provided below) and that are not subject to any encumbrance other than pursuant to the RPA to represent at least the lesser of (x) 27 million barrels of crude oil of less than 30o API gravity and (y) 80% of PDVSA Petróleo's total Eligible Receivables generated from sales of crude oil of less than 30o API gravity. For purposes of determining compliance with this covenant for any period ending on or prior to December 31, 1998, the monthly average amount of Eligible Receivables of Designated Customers will be determined solely by reference to months commencing on or after January 1, 1998, as if such customers would have been Designated Customers in each of those months.

  Guarantees

        PDVSA has guaranteed the performance by PDVSA Petróleo of its obligations under the RPA.

  Repurchase of Receivables

        PDVSA Petróleo shall not have any (i) right, title or interest in or to the purchased Receivables, (ii) obligation to repurchase the purchased Receivables, or (iii) right or obligation to substitute other Receivables for the purchased Receivables, except that PDVSA Petróleo may at any time elect to repurchase from the Company purchased Receivables that are Receivables that were not Eligible Receivables when transferred (Affected Receivables). If at any time PDVSA Petróleo shall become aware that an Affected Receivable has become a delinquent Receivable, that a purchased Receivable has become a disputed Receivable, or shall receive notice from or on behalf of the Company that the Company ceases to have a perfected first priority ownership interest in any purchased Receivable as a result of any act or failure to act by PDVSA Petróleo, then the sale of such purchased receivable will be rescinded and the Company shall return such purchased Receivable to PDVSA Petróleo and PDVSA Petróleo will, in consideration therefore, transfer to the Company an amount equal to the net invoice amount of the Receivable being returned plus rescission adjustment. Upon becoming aware of a failure by PDVSA Petróleo to comply with certain covenants under the RPA, the Company may give notice thereof to PDVSA Petróleo and upon receipt of such notice all sales of any or all purchased Receivables (other than purchased Receivables which have become delinquent Receivables) sold to the Company prior to such date with respect to which no collections have been received by the Collection Agent (as defined below), shall be rescinded and the Company will return such purchased Receivables to PDVSA Petróleo and PDVSA Petróleo will, in consideration therefore, transfer to the Company an amount equal to the net invoice amount of the Receivables being returned plus a rescission adjustment.

  Termination

        The RPA may be terminated by the parties at any time, after 90 days following notification by the Fiscal Agent that the Company has satisfied and discharged all of its obligations under any of its indebtedness and that such indebtedness has ceased to be of further effect.

  (b)
  The Servicing and Collection Agency Agreement

        Under the Servicing and Collection Agency Agreement, Citibank, N.A. has been appointed to act as the initial Collection Agent and PDVSA Petróleo has been appointed to act as the Servicer.

  Duties of the Collection Agent

        Under the RPA, Designated Customers have been instructed to make all payments in respect of receivables owed to PDVSA Petróleo as a result of the purchase of crude oil products to an account held by a Collection Agent. Each Collection Agent is required to transfer amounts corresponding to the Company's interest in each collection in respect of purchased Eligible Receivables to the Company.

  Duties of the Servicer

        The Servicer has full power and authority to do all things necessary to service, manage, administer and collect any receivable of Designated Customer that has been sold by PDVSA Petróleo to the Company, including the defense of the right, title and interest of the Company (and, if applicable, PDVSA Petróleo), to the Receivables and collections in respect thereto. The Servicer shall take all commercially reasonable steps to collect, and hold any collections in respect of purchased Eligible Receivables it may receive in trust, for the benefit of the Company (and, if applicable, PDVSA Petróleo).

(12) Events Affecting the Shareholder (PDVSA) (Unaudited)

        At the end of February 2002, PDVSA personnel initiated labor actions against political decisions of the Venezuelan Government relating to PDVSA matters. These protests resulted in a brief period of disruption in production at certain PDVSA refineries and shipping terminals in Venezuela. During December 2002, PDVSA confronted similar events to those occurring in February of that year, which peaked in December 2002 and January 2003. The personnel and contractors of PDVSA joined the work stoppage promoted by opponents to the Venezuelan Government.

        The oil company work stoppage in Venezuela resulted in significantly reduced operating levels in PDVSA. Crude oil production was reduced from around 3.3 million barrels per day (bpd) in November 2002 to an average of about 1.2 million bpd in December 2002 and an average of about 0.8 million bpd in January 2003, recovering to approximately 3.2 million bpd (including Orinoco Belt production) in April 2003.

        From December 2002 until February 2003, PDVSA declared force majeure under the crude oil supply agreements. This force majeure ended on March 6, 2003. This situation reduced the volume of crude oil supplied under the agreements to PDVSA's major customers. Since February 2003, PDVSA began to normalize its operations, including the delivery of crude oil and products to its customers under the conditions established in the supply agreements.

        For PDVSA Finance, as a result of the work stoppage in Venezuela, during December 2002 and January 2003, there was a breakdown in most of its computer systems and alternative controls were implemented. Since February 2003, computer systems have been reestablished and financial information is being processed using those systems.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PDVSA FINANCE LTD.
Date: June 30, 2003	By:	/s/ AIRES BARRETO Name: Aires Barreto Title: Principal Director and President

QuickLinks

Independent Auditors' Report
PDVSA FINANCE LTD (A wholly-owned subsidiary of Petróleos de Venezuela, S.A.—PDVSA) Balance Sheets (In thousands of U.S. dollars)
PDVSA FINANCE LTD (A wholly-owned subsidiary of Petróleos de Venezuela, S.A.—PDVSA) Statements of Income (In thousands of U.S. dollars)
PDVSA FINANCE LTD (A wholly-owned subsidiary of Petróleos de Venezuela, S.A.—PDVSA) Statements of Changes in Shareholder's Equity Years ended December 31, 2002, 2001 and 2000 (In thousands of U.S. dollars)
PDVSA FINANCE LTD (A wholly-owned subsidiary of Petróleos de Venezuela, S.A.—PDVSA) Statements of Cash Flows (In thousands of U.S. dollars)
PDVSA FINANCE LTD (A wholly-owned subsidiary of Petróleos de Venezuela, S. A.—PDVSA) Notes to the Financial Statements December 31, 2002 and 2001 (In thousands of U.S. dollars)
SIGNATURES